BURNHAM EXTENDS TENDER OFFER FOR BRYAN STEAM


LANCASTER, PENNSYLVANIA,                        October 28, 1998

           Burnham Corporation announced today that its subsidiary, Burnham Acquisition Corporation, has extended its cash tender offer to purchase all outstanding shares of common stock of Bryan Steam Corporation until 12:00 midnight, November
4, 1998, unless further extended.

           The initial tender period for the offer to purchase, dated September 29, 1998, expires October 28, 1998. As of 12:00 midnight on October 27, approximately 158,604 shares, constituting approximately 82.9% of Bryan Steam's outstanding common stock had been tendered. The offer remains subject to the conditions previously announced.

           Bryan Steam stockholders who have already tendered their shares pursuant to the offer to purchase will not be required to re-tender their shares unless they elect to withdraw their original tender. Stockholders that tender pursuant to the offer to purchase have the right to withdraw their shares at any time prior to acceptance of shares for payment by Burnham.

           Burnham has been a leader in the hydronics industry since producing its first boiler in 1873. Burnham is a major U.S.
manufacturer of boilers, furnaces, radiators and related equipment, with sales of $174.6 million in its fiscal year ending
December 31, 1997.

           Bryan, a domestic manufacturer of watertube boilers, is located in Peru, Indiana, with subsidiaries in Monticello, Indiana and San Angelo, Texas. Bryan has been in business since 1916 and has developed a line of watertube boilers that are unique in the industry. Bryan had sales of $26.3 million in its fiscal year ending June 30, 1998.